CM

06050592

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED SEP 29 2006

REPORT FOR THE PERIOD BEGINNING 8/1/2005 (MM/DD/YY) AND ENDING 7/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 WALLINGFORD STREET
(No. and Street)

PITTSBURGH (City) PA (State) 15213-1711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS M. NIXON 412-621-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS SAUER & OWENS, P.C.
(Name – *if individual, state last, first, middle name*)

500 WARNER CENTRE 332 FIFTH AVENUE (Address) (City) PITTSBURGH (State) PA 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KD 10/3

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2006

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2006

CONTENTS **PAGE**

EDWARDS
SAUER &
OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2006 and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
September 12, 2006

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2006

ASSETS

Current Assets	
Cash – checking	$ 8,307
Cash – money market	55,021
Commissions receivable	189,409
Prepaid expenses	437
Note receivable	31,000
Total current assets	284,174
Property and Equipment	
Equipment	33,061
Furniture and fixtures	16,145
Automobile	14,742
	63,948
Less: Accumulated depreciation	56,316
	7,632
Other Assets	
Membership deposit	1,800
Total Assets	$ 293,606

The accompanying notes are an integral part of these financial statements.

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 77
Accrued commissions	149,112
Deferred income taxes	4,221
Accrued income taxes	2,715
Accrued payroll taxes and other liabilities	20,799
Total current liabilities	176,924
Stockholder's Equity	
Common stock – par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury	601
Additional paid-in capital	68,366
Retained earnings	49,327
	118,294
Less: Treasury stock, at cost	1,612
Total stockholder's equity	116,682
Total Liabilities and Stockholder's Equity	$ 293,606

The accompanying notes are an integral part of these financial statements.

STATEMENT OF LOSS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2006

REVENUES	
Commission Income	$1,201,585
Interest Income	4,985
	1,206,570
OPERATING EXPENSES	
Selling	858,889
General and Administrative	440,969
	(1,299,858)
Net loss before taxes	(93,288)
PROVISION FOR INCOME TAXES	
Current	17,321
Deferred tax expense	26,420
	43,741
Net Loss	$(137,029)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2006

COMMON STOCK	
Balance at August 1, 2005 and July 31, 2006	$ 601
ADDITIONAL PAID-IN CAPITAL	
Balance at August 1, 2005 and July 31, 2006	$ 68,366
RETAINED EARNINGS	
Balance at beginning of year	$ 186,356
Net loss for the year ended July 31, 2006	(137,029)
Balance at end of year	$ 49,327
TREASURY STOCK	
Balance at August 1, 2005 and July 31, 2006	$ 1,612

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (137,029)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,340
Deferred income taxes	26,420
Increase (decrease) in cash due to changes in assets and liabilities:	
Commissions receivable	(19,252)
Prepaid expenses	2,320
Accounts payable	(774)
Accrued commissions	133,956
Accrued income taxes	2,715
Accrued payroll taxes and other liabilities	(103,065)
Net Cash Used By Operating Activities	(91,369)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchases of property and equipment	(6,819)
Net decrease in note receivable	11,000
Net Cash From Financing Activities	4,181
Net Change in Cash and Cash Equivalents	(87,188)
Cash and cash equivalents at beginning of year	150,516
Cash and Cash Equivalents at End of Year	$ 63,328

SUPPLEMENTAL DISCLOSURES	
Cash payments for:	
Income taxes	$ 11,993

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Property and Equipment: Equipment, furniture & fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2006 was $3,340.

Cash Equivalents: For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at July 31, 2006.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – INCOME TAXES

The deferred tax liability of $4,221 at July 31, 2006 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2006, the Company had net capital of $31,092, which was $19,291 more than the required minimum net capital of $11,801. The ratio of aggregate indebtedness to net capital was 5.69 to to 1.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

NOTE 5 – CONCENTRATIONS

Approximately 99% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits at banks exceed federally insured limits by $52,466 at July 31, 2006.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing December 1, 2004. The rent for the five-year term, is $3,110 per month. Office rent expense for the year ended July 31, 2006 was $37,320. Future minimum lease payments for the next five years and in the aggregate are:

2007	$ 37,320
2008	37,320
2009	12,440
2010	—
2011	—
	$ 87,080

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a retirement plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. Employer contributions to the 401(k) plan were $42,000 for the year ended July 31, 2006.

SUPPLEMENTARY SCHEDULES

SCHEDULE I- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC.

Year ended July 31, 2006

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 77
Accrued commissions	149,112
Accrued deferred tax	4,221
Accrued income taxes	2,715
Accrued payroll taxes and other liabilities	20,799
	$ 176,924
NET CAPITAL	
Stockholder's equity	$ 116,682
Deductions:	
Commissions receivable (non-allowable portion)	43,672
Prepaid expenses	437
Note receivable	31,000
Property and equipment, net of accumulated depreciation	7,632
Membership deposit	1,800
Haircut on money market	1,049
	$ 31,092
CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 11,801
Net capital in excess of requirement	19,291
NET CAPITAL AS ABOVE	$ 31,092
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.69 to 1

There is approximately $4,430 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net capital per unaudited Part II Focus Report filed as of July 31, 2006	$ 35,522
Accounts payable	(77)
Other liabilities	(9,200)
Accrued income taxes	(2,715)
Accrued commissions	(149,112)
Commissions Receivable	145,737
Note Receivable	15,157
Deferred income taxes	(4,220)
Audited net capital	$ 31,092

SCHEDULE II--SELLING, AND GENERAL AND ADMINISTRATIVE EXPENSES

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2006

SELLING EXPENSES

Commissions	$ 817,778
Selling	3,272
Auto	3,294
Licenses, permits and fees	8,489
Postage and delivery	7,300
Quote service	1,033
Telephone	3,058
Travel and entertainment	14,665
	$ 858,889

GENERAL AND ADMINISTRATIVE EXPENSES

Officers salaries	$ 265,000
401K contribution	42,000
Bank service charges	240
Depreciation	3,340
Dues and subscriptions	1,978
Equipment rental	1,078
Professional fees	50,166
Other fees	1,617
Miscellaneous	1,250
Office	12,224
Rent	37,320
Supplies	1,534
Fines & Penalties	2,008
Business Privilege Taxes	7,193
Payroll taxes	14,021
	$ 440,969

EDWARDS
SAUER &
OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

REPORT ON INTERNAL CONTROL STRUCTURE

To The Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon and Associates, Inc. (the Company), for the year ended July 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
September 12, 2006